EXHIBIT 32

Section 1350 Certification

The following statement is being made to the Securities and Exchange Commission solely for purposes of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1349), which carries with it certain criminal penalties in the event of a knowing or willful misrepresentation.

Each of the undersigned hereby certifies that the Quarterly Report on Form 10-Q for the period ended September 30, 2003 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: October 31, 2003   /s/ W. James Farrell
                                                W. James Farrell
                                                Chairman and Chief Executive Officer

Dated: October 31, 2003   /s/ Jon C. Kinney
                                                Jon C. Kinney
                                                Senior Vice President and Chief Financial Officer